[Baker & McKenzie LLP Letterhead]
August 12, 2008
VIA EDGAR AND FACSIMILE
Jeffrey P. Riedler, Esq.
Assistant Director
Sebastian Gomez Abero, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northfield Laboratories Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2008
File No. 0-24050
Gentlemen:
     We refer to your letter of August 8, 2008 setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by Northfield Laboratories Inc. (“Northfield”) with the Commission on August 1, 2008 (File No. 0-24050).
     This letter and an amendment to the Preliminary Proxy Statement (the “Amendment”) are being filed today with the Commission via EDGAR. In addition, we are delivering via facsimile a copy of this letter together with a copy of the applicable pages of the Amendment marked to indicate changes from the Preliminary Proxy Statement as filed on August 1, 2008.
     The Staff’s comments, indicated below in bold, are followed by responses on behalf of Northfield. All references to page numbers in the responses are to pages in the marked copy of the Amendment.
Executive Compensation, page 10
Summary Compensation Table, page 12
1.	We note that the Summary Compensation Table you provided does not follow the format specified in Item 402(c) of Regulation S-K. Please revise you disclosure to provide the tabular disclosure required by Item 402(c) of Regulation S-K.

We have revised the Summary Compensation Table on page 12 of the Amendment to conform with the format specified in Item 402(c) of Regulation S-K in response to this comment.

Item 4: Amendment to Restated Certificate of Incorporation to Effect a Reverse Split of Northfield’s Common Stock, page 31
Effects of the Reverse Split, page 32
2.	We note that upon effectiveness of the reverse stock split, the number of authorized shares of common stock that are not issued or outstanding or reserved for issuance would increase from approximately 30 million to between approximately 50 million and 55.7 million. Please revise your disclosure to describe any plans, arrangements or understandings to issue shares of common stock that will be available as a result of the amendment to your Restated Certificate of Incorporation. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Northfield is not a party to any current plan, arrangement or understanding with respect to the issuance of additional shares of its common stock that would become available as a result of the amendment of its restated certificate of incorporation to effect a reverse stock split. Northfield expects, however, that it will be required to raise additional equity capital in the future to fund its continued operations. An additional paragraph has accordingly been included on page 33 of the Amendment describing Northfield’s plans in this regard.
*     *     *     *     *
     A statement from Northfield in the form requested in your correspondence accompanies this letter.
     Should you have any questions regarding this letter or the Amendment, please contact the undersigned at (312) 861-3730 or Christopher Bartoli at (312) 861-8676.

Sincerely
/s/ Craig A. Roeder
Craig A. Roeder

cc:	Jack J. Kogut
Senior Vice President Administration
Northfield Laboratories Inc.
1560 Sherman Avenue
Suite 1000
Evanston, Illinois 60201-4880

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